Exhibit 99.1

DESCARTES REPORTS FISCAL 2018 THIRD QUARTER FINANCIAL RESULTS
Global Logistics Network Drives Record Revenues

WATERLOO, Ontario — November 29, 2017 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2018 third quarter (Q3FY18) ended October 31, 2017. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our growth is driven by new customers and businesses joining the Global Logistics Network (GLN) and existing customers expanding their use of the GLN’s growing solution-set to manage the lifecycle of their shipments,” said Edward J. Ryan, Descartes’ CEO. “We continue to see opportunities to do even more with our customers to help isolate them from the complexities of the ever-changing global trade landscape, and demanding consumer and business buying environment. We believe we have a solid platform for continued growth and acquisitions, with the experience and capital capacity to continue to increase the GLN’s influence.”

Q3FY18 Financial Results
As described in more detail below, key financial highlights for Descartes’ three-month period ended October 31, 2017 (Q3FY18) included:
•	Revenues of $62.0 million, up 20% from $51.5 million in the third quarter of fiscal 2017 (Q3FY17) and up 8% from $57.3 million in the previous quarter (Q2FY18);
•
Revenues were comprised of license revenues of $2.3 million (4% of total revenues) and services revenues (non-license) of $59.7 million (96% of total revenues). Services revenues were up 21% from $49.4 million in Q3FY17 and up 8% from $55.1 million in Q2FY18;

•	Cash provided by operating activities of $18.9 million, down from $20.5 million in Q3FY17 and up 11% from $17.1 million in Q2FY18;
•	Net income of $6.2 million, up 5% from $5.9 million in Q3FY17 and down from $7.2 million in Q2FY18. Net income as a percentage of revenues was 10%, compared to 11% in Q3FY17 and 13% in Q2FY18;
•	Earnings per share on a diluted basis of $0.08, consistent with $0.08 in Q3FY17 and down from $0.09 in Q2FY18; and
•
Adjusted EBITDA of $20.6 million, up 16% from $17.8 million in Q3FY17 and up 4% from $19.8 million in Q2FY18. Adjusted EBITDA as a percentage of revenues was 33%, compared to 35% in Q3FY17 and 35% in Q2FY18.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY18	Q2 FY18	Q1 FY18	Q4 FY17	Q3 FY17
Revenues	62.0	57.3	54.5	52.8	51.5
Services revenues	59.7	55.1	52.8	51.4	49.4
Gross margin	73%	73%	74%	72%	73%
Cash provided by operating activities	18.9	17.1	16.5	19.5	20.5
Net income	6.2	7.2	6.9	6.1	5.9
Net income as a % of revenues	10%	13%	13%	12%	11%
Earnings per diluted share	0.08	0.09	0.09	0.08	0.08
Adjusted EBITDA	20.6	19.8	19.0	18.5	17.8
Adjusted EBITDA as a % of revenues	33%	35%	35%	35%	35%

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2017 (9MFY18) included:
•	Revenues of $173.8 million, up 15% from $151.0 million in the same period a year ago (9MFY17);
•
Revenues were comprised of license revenues of $6.2 million (4% of total revenues) and services revenues (non-license) of $167.6 million (96% of total revenues). Services revenues were up 15% from $145.5 million in 9MFY17;

•	Cash provided by operating activities of $52.5 million, down from $53.0 million in 9MFY17;
•	Net income of $20.2 million, up 14% from $17.7 million in 9MFY17. Net income as a percentage of revenues was 12%, compared to 12% in 9MFY17;
•	Earnings per share on a diluted basis of $0.26, up 13% from $0.23 in 9MFY17; and
•	Adjusted EBITDA of $59.4 million, up 15% from $51.6 million in 9MFY17. Adjusted EBITDA as a percentage of revenues was 34%, compared to 34% in 9MFY17.

The following table summarizes Descartes’ results in the categories specified below over 9MFY18 and 9MFY17 (unaudited, dollar amounts in millions):

	9MFY18	9MFY17
Revenues	173.8	151.0
Services revenues	167.6	145.5
Gross margin	73%	73%
Cash provided by operating activities	52.5	53.0
Net income	20.2	17.7
Net income as a % of revenues	12%	12%
Earnings per diluted share	0.26	0.23
Adjusted EBITDA	59.4	51.6
Adjusted EBITDA as a % of revenues	34%	34%

Cash Position
At October 31, 2017, Descartes had $33.3 million in cash. Cash decreased $54.2 million in Q3FY18 primarily due to cash used to acquire MacroPoint (described further below) and $4.8 million in 9MFY18 primarily due to cash used to acquire ShipRush, PCSTrac and MacroPoint  and, in both comparative periods, partially offset by proceeds from borrowing on the credit facility and cash provided by operating activities

The table set forth below provides a summary of cash flows for Q3FY18 and 9MFY18 in millions of dollars:

	Q3FY18	9MFY18
Cash provided by operating activities	18.9	52.5
Additions to property and equipment	(2.2)	(3.9)
Acquisitions of subsidiaries, net of cash acquired	(86.2)	(111.9)
Proceeds from borrowing on credit facility	40.0	80.0
Credit facility repayments	(25.0)	(25.0)
Issuances of common shares, net of issuance costs	0.5	1.0
Effect of foreign exchange rate on cash	(0.2)	2.5
Net change in cash	(54.2)	(4.8)
Cash, beginning of period	87.5	38.1
Cash, end of period	33.3	33.3

Acquisition of MacroPoint
On August 14, 2017, Descartes acquired MacroPoint LLC (“MacroPoint”), an electronic transportation network providing location-based truck tracking and predictive freight capacity data content. US-based MacroPoint runs a connected network helping transportation brokers, logistics service providers and shippers track the locations of deliveries in trucks as well as predictive freight capacity to help identify early opportunities for additional freight moves. The purchase price for the acquisition was approximately $106.2 million, net of cash acquired, which was funded using $20.0 million of Descartes common shares, $80.0 million from drawing on Descartes’ existing credit facility and the balance using cash on hand.

Descartes Evolution — 2018 User Group Conference
Descartes will be hosting Descartes Evolution at the Hilton West Palm Beach from March 6-8, 2018. Descartes Evolution is Descartes’ pinnacle event where customers and partners from around the world get together to network with other Descartes users, meet the Descartes product management team, provide input on Descartes' product development plans, and learn more about Descartes solutions and how to improve their operations.  Registration information is available at the following site:
https://www.descartes.com/usergroup/conference-registration.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:00 p.m. ET on Wednesday, November 29. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 8637402#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until December 6, 2017, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 8637402#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2017 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q3FY18, Q2FY18, Q1FY18, Q4FY17 and Q3FY17, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY18	Q2FY18	Q1FY18	Q4FY17	Q3FY17
Net income, as reported on Consolidated Statements of Operations	6.2	7.2	6.9	6.1	5.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.5	0.1	0.1	0.1	0.2
Investment income	(0.1)	-	-	-	(0.1)
Income tax expense	1.8	2.0	2.2	1.9	1.8
Depreciation expense	1.1	0.9	0.8	1.1	1.0
Amortization of intangible assets	8.9	7.8	7.7	7.8	7.5
Stock-based compensation and related taxes	0.8	0.9	0.6	0.6	0.5
Other charges	1.4	0.9	0.7	0.9	1.0
Adjusted EBITDA	20.6	19.8	19.0	18.5	17.8

Revenues	62.0	57.3	54.5	52.8	51.5
Net income as % of revenues	10%	13%	13%	12%	11%
Adjusted EBITDA as % of revenues	33%	35%	35%	35%	35%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY18 and 9MFY17, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	9MFY18	9MFY17
Net income, as reported on Consolidated Statements of Operations	20.2	17.7
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.8	0.5
Investment income	(0.1)	(1.4)
Income tax expense	6.1	5.8
Depreciation expense	2.8	2.6
Amortization of intangible assets	24.4	22.2
Stock-based compensation and related taxes	2.2	1.7
Other charges	3.0	2.5
Adjusted EBITDA	59.4	51.6

Revenues	173.8	151.0
Net income as % of revenues	12%	12%
Adjusted EBITDA as % of revenues	34%	34%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

Year Ended	October 31,	January 31,
	2017	2017 (Audited)
ASSETS
CURRENT ASSETS
Cash	33,288	38,135
Accounts receivable (net)
Trade	26,856	25,401
Other	2,877	3,709
Prepaid expenses and other	7,882	5,149
Inventory	192	167
	71,095	72,561
OTHER LONG-TERM ASSETS	1,064	1,525
PROPERTY AND EQUIPMENT, NET	12,190	10,447
DEFERRED INCOME TAXES	5,417	7,027
DEFERRED TAX CHARGE	411	422
INTANGIBLE ASSETS, NET	182,969	145,445
GOODWILL	345,612	263,113
	618,758	500,540
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	6,953	4,679
Accrued liabilities	23,777	23,247
Income taxes payable	1,683	2,170
Deferred revenue	30,257	23,728
	62,670	53,824
LONG-TERM DEBT	55,000	-
LONG-TERM DEFERRED REVENUE	1,219	421
LONG-TERM INCOME TAXES PAYABLE	8,403	5,725
DEFERRED INCOME TAXES	9,985	9,975
	137,277	69,945

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 76,773,497 at October 31, 2017 (January 31, 2017 – 75,874,684)	274,536	253,242
Additional paid-in capital	450,379	448,597
Accumulated other comprehensive loss	(25,146)	(32,779)
Accumulated deficit	(218,288)	(238,465)
	481,481	430,595
	618,758	500,540

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2017	2016	2017	2016

REVENUES	62,001	51,536	173,808	150,963
COST OF REVENUES	16,843	13,935	46,572	41,409
GROSS MARGIN	45,158	37,601	127,236	109,554
EXPENSES
Sales and marketing	9,000	6,649	23,836	18,668
Research and development	10,890	8,925	30,383	26,619
General and administrative	6,560	5,713	18,678	17,003
Other charges	1,430	1,038	3,019	2,511
Amortization of intangible assets	8,900	7,443	24,366	22,171
	36,780	29,768	100,282	86,972
INCOME FROM OPERATIONS	8,378	7,833	26,954	22,582
INTEREST EXPENSE	(497)	(187)	(861)	(481)
INVESTMENT INCOME	53	62	111	1,363
INCOME BEFORE INCOME TAXES	7,934	7,708	26,204	23,464
INCOME TAX EXPENSE
Current	1,282	1,408	4,680	3,180
Deferred	482	369	1,310	2,536
	1,764	1,777	5,990	5,716
NET INCOME	6,170	5,931	20,214	17,748
EARNINGS PER SHARE
Basic	0.08	0.08	0.27	0.23
Diluted	0.08	0.08	0.26	0.23
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	76,630	75,816	76,173	75,790
Diluted	77,442	76,538	76,942	76,484

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income	6,170	5,931	20,214	17,748
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,083	951	2,828	2,564
Amortization of intangible assets	8,900	7,443	24,366	22,171
Stock-based compensation expense	768	541	2,035	1,483
Other non-cash operating activities	(106)	2	(716)	(1,439)
Deferred tax expense	482	369	1,310	2,536
Deferred tax charge	(72)	128	12	265
Changes in operating assets and liabilities:
Accounts receivable
Trade	1,764	834	1,189	2,211
Other	481	27	310	284
Prepaid expenses and other	(1,267)	507	(1,387)	61
Inventory	(5)	6	(21)	5
Accounts payable	(1,508)	1,218	791	712
Accrued liabilities	1,407	2,541	(1,753)	2,857
Income taxes payable	1,230	(160)	2,569	452
Deferred revenue	(389)	177	759	1,127
Cash provided by operating activities	18,938	20,515	52,506	53,037
INVESTING ACTIVITIES
Purchase of marketable securities	-	-	-	(241)
Sale of marketable securities	-	-	-	6,140
Additions to property and equipment	(2,209)	(1,023)	(3,878)	(3,999)
Acquisitions of subsidiaries, net of cash acquired	(86,177)	(5,703)	(111,867)	(16,351)
Cash (used in) provided by investing activities	(88,386)	(6,726)	(115,745)	(14,451)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	40,000	-	80,000	10,801
Credit facility repayments	(25,000)	(4,568)	(25,000)	(6,982)
Payment of debt issuance costs	-	(15)	-	(937)
Issuances of common shares for cash, net of issuance costs	534	(81)	1,003	(59)
Cash provided by (used in) financing activities	15,534	(4,664)	56,003	2,823
Effect of foreign exchange rate changes on cash	(325)	(844)	2,389	(697)
(Decrease) increase in cash	(54,239)	8,281	(4,847)	40,712
Cash, beginning of period	87,527	69,644	38,135	37,213
Cash, end of period	33,288	77,925	33,288	77,925